

03052196

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32052

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2002 (MM/DD/YY) AND ENDING April 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PSA EQUITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1447 York Road
(No. and Street)

Lutherville (City) MD (State) 21093-6032 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter G Gleason 410 821-7766
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stout, Causey & Horning, PA
(Name – *if individual, state last, first, middle name*)

11311 McCormick Road, Stuie 400
Hunt Valley, MD 21031
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter G Gleason, FIN/OP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PSA Equities, Inc, as of October 15, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Peter G. Gleason
Signature

FINANCIAL & OPERATIONS PRINCIPAL
Title

Deborah [illegible]
Notary Public exp 10-1-04

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P.S.A. EQUITIES, INC.

Financial Statements
Together with Independent Auditors' Report

For the Year Ended April 30, 2003

Stout, Causey & Horning, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

Independent Auditors' Report

To the Board of Directors of
P.S.A. Equities, Inc.:

We have audited the accompanying balance sheet of P.S.A. Equities, Inc. (a Maryland corporation) (the Company) as of April 30, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P.S.A. Equities, Inc. as of April 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Stout, Causey & Horning, P.A.

June 19, 2003

!311 McCormick Road, Suite 400, Hunt Valley, Maryland 21031
http://www.SCandH.com
Office: (410) 403-1500
Fax: (410) 403-1570

P.S.A. EQUITIES, INC.

Balance Sheet
As of April 30, 2003

Assets		
Cash equivalents	$	164,364
Restricted cash		99,828
Commissions receivable		27,864
Prepaid expenses and other assets		11,737
Total Assets	$	303,793
Liabilities and Stockholder's Equity		
Liabilities		
Commission payable	$	12,464
Due to affiliates		46,687
Subordinated note payable to affiliate		50,000
Total Liabilities		109,151
Commitments and Contingencies (Notes 3 and 10)		
Stockholder's Equity		
Common Stock - 5,000 no-par value shares authorized, 100 shares issued and outstanding		5,000
Accumulated other comprehensive loss		(3,300)
Retained earnings		192,942
Total Stockholder's Equity		194,642
Total Liabilities and Stockholder's Equity	$	303,793

The accompanying notes are an integral part of this balance sheet.

P.S.A. EQUITIES, INC.

Statement of Operations
For the Year Ended April 30, 2003

Revenues		
Commissions	$	502,020
Interest income		3,899
Fee income		53,135
Total Revenues		559,054
Expenses		
Clearing expenses		83,563
Commissions		185,945
Computer expenses and data processing		50,751
Licensing fees		5,455
Management fees		32,000
Professional fees		24,960
Salaries and payroll taxes		97,370
Other operating expenses		53,197
Total Expenses		533,241
Income Before Provision for Income Taxes		25,813
Provision for Income Taxes		
Provision for income taxes - current		4,529
Benefit for income taxes - deferred		(1,064)
Total Provision for Income Taxes		3,465
Net Income	$	22,348

The accompanying notes are an integral part of this financial statement.

P.S.A. EQUITIES, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended April 30, 2003

	Common Stock	Accumulated Other Comprehensive Loss	Retained Earnings	Total Stockholder's Equity
Balance at April 30, 2002	$ 5,000	$ (3,300)	$ 170,594	$ 172,294
Net income	-	-	22,348	22,348
Balance at April 30, 2003	$ 5,000	$ (3,300)	$ 192,942	$ 194,642

The accompanying notes are an integral part of this financial statement.

P.S.A. EQUITIES, INC.

Statement of Cash Flows
For the Year Ended April 30, 2003

Cash Flows From Operating Activities		
Net income	$	22,348
Changes in assets and liabilities:		
Decrease in restricted cash		188,898
Increase in commissions receivable		(22,947)
Decrease in prepaid expenses and other assets		12,217
Decrease in commissions payable		(9,447)
Decrease in due to affiliates		(283,980)
Net Cash Used by Operating Activities		(92,911)
Decrease in Cash Equivalents		(92,911)
Cash Equivalents, beginning of year		257,275
Cash Equivalents, end of year	$	164,364
Supplemental Information		
Cash paid for interest	$	85

The accompanying notes are an integral part of this financial statement.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

P.S.A. Equities, Inc. (the Company) is incorporated in the State of Maryland and is a broker/dealer of securities. The Company is a wholly owned subsidiary of P.S.A. Financial, Inc. (the Parent).

The Company is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Company operates pursuant to the exemptive provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3. This prohibits the Company from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. It also requires the Company to promptly deliver all client funds and securities related to mutual fund transactions and to transact all client securities transactions through a special reserve bank account for the exclusive benefit of its clients. The requirements of Paragraph (k)(2)(ii) provide that the Company clear transactions on behalf of clients on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries the accounts of the clients and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Revenue Recognition

Commission income and related commission and clearing expenses from security transactions are recorded on a trade date basis.

Cash Equivalents

The Company considers commercial paper with maturity of three months or less to be cash equivalents. The Company's cash equivalents consist of funds held in a money market account.

Restricted Cash

The Company is required to maintain a deposit with their clearing broker/dealer. These funds are held by the clearing broker/dealer and may not be withdrawn by the Company, unless the Company changes clearing brokers/dealers.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes (see Note 7).

1. **DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont'd.**

Comprehensive Income

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income* (SFAS 130). SFAS 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. SFAS 130 governs the financial statement presentation of changes in stockholder's equity resulting from non-owner sources. Accumulated other comprehensive income as reported in the accompanying balance sheet consists of an unrealized loss adjustment from an investment in warrants.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **COMMISSIONS RECEIVABLE**

Commissions receivable represent amounts due the Company from its clearing broker/dealer relating to client securities transactions introduced by the Company.

3. **OFF-BALANCE-SHEET RISK**

A clearing broker/dealer carries all of the accounts of the clients of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities related to client transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that clients may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its clients and verify that client transactions are executed properly by the clearing broker/dealer.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. At April 30, 2003 the Company is in compliance with this rule.

5. SUBORDINATED NOTE PAYABLE TO AFFILIATE

The Company has a subordinated loan agreement with an affiliate dated January 25, 1995, bearing no interest and maturing on September 30, 2003. The loan is subordinate to all claims of present and future creditors of the Company which arise prior to the date of the payment obligation as defined in the agreement. The balance of the loan at April 30, 2003 is $50,000. The subordinated borrowings are covered by an agreement approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. CONCENTRATIONS

The Company maintains an uninsured money market mutual fund balance in the amount of $164,364.

In accordance with Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, the Company has an agreement with a clearing broker/dealer through which certain transactions of its clients are cleared. This agreement may be cancelled by either party, without cause, upon a ninety day prior written notice.

7. INCOME TAXES

The Company files a consolidated federal tax return with its Parent. The Company has elected to allocate its portion of the current and deferred taxes by treating its operations as if it were a stand alone taxpayer. Under this allocation, the Company has a balance due to the Parent of $5,900 for current and deferred income taxes payable as of April 30, 2003. The provision for income taxes differs from the provision that would result from applying federal statutory rates to income before provision for income taxes due primarily to the effect of state taxes, partially non-deductible meals and entertainment expenses and adjustment to previously recorded current and deferred income taxes payable.

8. RELATED PARTY TRANSACTIONS

The Company shares office space and personnel with affiliated companies. Shared expenses are allocated among the affiliates at the discretion of management. Expenses allocated to the Company for the year ended April 30, 2003 were $32,000. Such allocated expenses could affect the Company's financial position or operating results in a manner that differs from those that might have been achieved if the Company was autonomous.

The Company does not maintain an operating cash account. All direct expenses of the Company are paid by an affiliate and reimbursed by the Company through a due to affiliates account. As of April 30, 2003, the Company owed its affiliates $46,687.

9. INVESTMENTS

The Company purchased 300 warrants on June 28, 2000 at a price of $11 per warrant. As of April 30, 2003, the warrants were determined to be worthless. Accordingly, an unrealized loss of $3,300 was recorded and is reflected as accumulated other comprehensive loss as of April 30, 2003.

10. LITIGATION

As of April 30, 2003, the Company is involved in litigation arising from the actions of one of its employees. The Company believes that the ultimate resolution of this matter will not have a material adverse effect on its financial position.

Stout, Causey & Horning, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
P.S.A. Equities, Inc.:

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stout, Causey & Horning, P.A.

June 19, 2003

11311 McCormick Road, Suite 400, Hunt Valley, Maryland 21031
http://www.SCandH.com
Office: (410) 403-1500
Fax: (410) 403-1570

P.S.A. EQUITIES, INC.

Schedule 1 - Computation of Net Capital and Required Net Capital Under Rule 15c3-1 For the Year Ended April 30, 2003

Net Capital		
Total Capital Funds	$	194,642
Add allowable credits		
Subordinated loans		50,000
Total Capital and Allowable Credits		244,642
Deductions		
Prepaid expenses and other current assets		11,737
Net Capital before Haircuts on Securities Positions		232,905
Excess deductible fidelity bond		19,000
Haircuts on securities		2,560
Net Capital	$	211,345
Computation of Aggregate Indebtedness:		
Commissions payable	$	12,464
Other liabilities		46,984
Total Aggregate Indebtedness	$	59,448

The accompanying notes are an integral part of this financial statement.

P.S.A. EQUITIES, INC.

Schedule 1 - Computation of Net Capital and Required Net Capital Under Rule 15c3-1 (cont'd.)
For the Year Ended April 30, 2003

Computation of Basic Net Capital Requirement

6 2/3% of aggregate indebtedness	$	3,963
Minimum net capital requirement	$	50,000
Net capital	$	211,345
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $50,000)	$	50,000
Excess Net Capital (net capital less net capital requirement)	$	161,345
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	205,400
Ratio of aggregate indebtedness to net capital		.28 to 1

The accompanying notes are an integral part of this financial statement.

P.S.A. EQUITIES, INC.

Schedule 1 - Computation of Net Capital and Required Net Capital Under Rule 15c3-1 (cont'd.)
For the Year Ended April 30, 2003

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of April 30, 2003)		
Net Capital, as reported in Company's Part IIA (unaudited) FOCUS report		$ 84,795
Audit Adjustments		
Miscellaneous adjustments to Balance Sheet		
Prepaid expenses	$ 2,642	
Accounts receivable	4,917	
Fixed assets, net of accumulated depreciation	63,960	
Other assets	11,550	
Security deposits	2,345	
Officer loans	3,231	
Goodwill	27,125	
Total Miscellaneous Adjustments to Balance Sheet		115,770
Adjustment for haircuts on securities		
Accounts receivable		(320)
Miscellaneous adjustments to net income		11,100
Net Capital per above		$ 211,345

The accompanying notes are an integral part of this financial statement.

Stout, Causey & Horning, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
P.S.A. Equities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of P.S.A. Equities, Inc. (the Company), for the year ended April 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11311 McCormick Road, Suite 400, Hunt Valley, Maryland 21031
http://www.SCandH.com
Office: (410) 403-1500
Fax: (410) 403-1570

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stout, Causey & Horning, P.A.

June 19, 2003